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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/C
(Rule 14d-100)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES ACT OF 1934

NATIONAL GRID TRANSCO PLC
(Name of Subject Company (Issuer))

NATIONAL GRID TRANSCO PLC
(Name of Filing Persons (Offeror))

American Depositary Shares, each representing five ordinary shares of 10 pence each
(Title of Class of Securities)

American Depositary Shares (636274102)
(CUSIP Number of Class of Securities)

United Kingdom (State or other jurisdiction of incorporation or organization)	98-0367158 (I.R.S. Employer Identification Number)

Helen Mahy
National Grid Transco plc
1-3 Strand, London
WC2N 5EH England
Tel: 011-44-20-7004-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Lawrence J. Reilly
National Grid USA
25 Research Drive
Westborough, MA 01582
Tel: 1-508-389-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With Copies to
Lawrence Vranka, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
England
+44 20 7456 2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)

Not applicable	Not applicable

(1)
No filing fee is required pursuant to General Instruction D of Schedule TO.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Field:
☒
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

EXHIBIT INDEX

Exhibit	Description
99(a)(1)*	Application or Declaration Under The Public Utilities Holding Company Act of 1935 on Form U-1 of National Grid Transco plc

*
Incorporated by reference to Application or Declaration Under The Public Utilities Holding Company Act of 1935 on Form U-1 of National Grid Transco plc filed with the Securities and Exchange Commission on March 25, 2005.

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EXHIBIT INDEX